SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21*)

Sapiens International Corporation N.V.

(Name of Issuer)

Common Shares, € 0.01 par value

(Title of Class of Securities)

N7716A102

(CUSIP Number)

Guy Bernstein

Formula Systems (1985) Ltd.

5 Haplada St.

Or-Yehuda 60218, Israel

972-3-5389487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N7716A102
1.	Names of Reporting Persons
Formula Systems (1985) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Source of funds (See Instructions) N/A
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,900,035
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,900,035
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,900,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 57.2%
14.	Type of Reporting Person (See Instructions) CO

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Item 1. Security and Issuer.

This statement relates to common shares, par value € 0.01 (“Common Shares”) of Sapiens International Corporation N.V. (“Sapiens”).

The issuer is a Curaçao company, whose principal executive offices are located at Landhuis Joonchi; Kaya Richard J. Beaujon z/n; P.O. Box 837 Willemstad, Curaçao.

Item 2: Identity and Background

The name of the reporting corporation is Formula Systems (1985) Ltd. (“Formula”), which is organized under the laws of Israel.

Formula’s principal business is holding and managing interests in companies that provide global IT solutions and services.

Formula’s principal office is located at 5 Haplada St., Or-Yehuda, 60218, Israel.

There are no criminal convictions or civil judgments or injunctions to report under Item 2(d) or (e) of Schedule 13D.

Item 3: Source or Amount of Funds or Other Consideration

See Item 4 below.

Item 4: Purpose of Transaction

Formula has not purchased or disposed of any Common Shares since the filing of Amendment No. 19 to Schedule 13D on August 21, 2012.

As a result of the repurchase by Sapiens of 2,000,000 Common Shares from a shareholder, the number of issued and outstanding Common Shares of Sapiens decreased from 40,309,468 to 38,309,468, thus increasing Formula’s percentage interest in Sapiens.

Formula has acquired its Common Shares of Sapiens for long term investment purposes.

Formula may from time to time acquire additional Common Shares in the public market or in privately negotiated transactions in order to support its control position in Sapiens.

Formula does not have any current plans to dispose of the securities of the issuer or to effect any other transaction described in Items 4(b) through (j) of Schedule 13D.

Item 5: Interest in Securities of the Issuer

(a), (b) Formula is the beneficial owner of and has sole voting and dispositive power with respect to 21,900,035 Common Shares, which represent 57.2% of the total issued and outstanding 38,309,468 Common Shares.

(c) N/A.

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(d) None.

(e) N/A.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7: Material to Be Filed as Exhibits

N/A.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2012

FORMULA SYSTEMS (1985) LTD.

By: /s/ Asaf Berenstin
Name: Asaf Berenstin
Title: Chief Financial Officer

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